EXHIBIT 3

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis for the year ended December 31, 2017

(in US dollars)

February 27, 2018

The following management’s discussion and analysis (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the year ended December 31, 2017. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2017 and up to and including February 28, 2018.

Additional information about the Company, including the Company’s current Annual Information Form, which is included in the Company’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures.”

Consolidated review

Our consolidated revenues for the year ended December 31, 2017 were $2.28 billion, an increase of 20% over the prior year (19% measured in local currencies), attributable to a combination of recent acquisitions and internal growth in each of our three operating segments.

Our diluted net earnings per share were $1.25 for 2017 versus $1.75 in the prior year, impacted by (i) a significant increase in the non-controlling interest redemption increment related to the quarterly non-cash balance sheet revaluation of non-controlling interests and (ii) the re-measurement of US deferred income tax assets at lower enacted tax rates in the United States (see “Impact of US Tax Reform” below). Our adjusted EPS (see “Reconciliation of non-GAAP financial measures” below), which exclude the two aforementioned items among others, was $3.11 for the year, up 27% from $2.44 in the prior year. Our adjusted EPS growth was driven by (i) acquisitions, particularly in the US and (ii) internal revenue growth in all regions, particularly the Asia Pacific.

We acquired controlling interests in ten businesses during 2017. The aggregate initial cash purchase price for these acquisitions was $100.7 million ($58.7 million net of cash acquired) and was comprised of six operating in the Americas region, three operating in EMEA and one operating in the Asia Pacific region. We also acquired net non-controlling interests valued at $37.0 million. These investments were funded with cash on hand and borrowings under our revolving credit facility.

In January 2018, we expanded operations in the Nordics with the acquisition of Ovenia Group, a real estate management and services company headquartered in Helsinki with 500 employees throughout Finland. In February 2018, we acquired a controlling interest in IREA Corporate Finance, a real estate advisory firm headquartered in Madrid, Spain. The cash consideration for these acquisitions was $82.0 million.

Also in January 2018, we announced the launch of the Colliers Proptech Accelerator, a program focused on the development and acceleration of technology driven solutions for the property and real estate services industry. The program will be operated in conjunction with Techstars, a worldwide network that assists entrepreneurs to grow their companies.

We report our financial performance in three separate and distinct operating segments: Americas; Europe Middle East and Africa (“EMEA”); and Asia and Australasia (“Asia Pacific”). We split our service offerings into three lines of business: Outsourcing & Advisory, Lease Brokerage and Sales Brokerage.

For the year ended December 31, 2017, revenue growth was lead by our Lease Brokerage and Sales Brokerage service lines, with a significant contribution from recent acquisitions and internal growth across all regions, particularly the Asia Pacific.

	Twelve months ended
(in thousands of US$)	December 31		Growth	Growth
(LC = local currency)	2017	2016	in US$ %	in LC%

Outsourcing & Advisory	$793,650	$717,857	11%	10%
Lease Brokerage	755,851	604,339	25%	24%
Sales Brokerage	725,861	$574,528	26%	25%

Total revenues	$2,275,362	$1,896,724	20%	19%

Results of operations – 2017 relative to 2016

Our revenues were $2.28 billion for the year ended December 31, 2017, up 20% relative to 2016 (19% measured in local currencies). The positive impact of acquisitions was 12% and internally generated revenue growth measured in local currencies was 7%.

Each of our three regions generated increases in profitability in 2017 through the favourable impact of recent business acquisitions and internal growth. Operating earnings increased 14% to $166.8 million in 2017, from $146.2 million in 2016. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) rose 19% to $242.3 million.

Depreciation expense was $26.3 million relative to $23.6 million in the prior year. The increase was primarily attributable to increased investments in office leaseholds in major markets during the past three years, as well as the impact of recent acquisitions.

Amortization expense was $26.7 million in 2017, relative to $21.3 million in 2016, with the increase attributable to accelerated amortization of brokerage backlog related to businesses acquired in 2016 and 2017.

Net interest expense increased to $11.9 million in 2017 from $9.2 million in the prior year, as a result of increased average borrowings attributable to acquisitions completed in 2017. Our weighted average interest rate was 3.1% in 2017 relative to 2.8% in the prior year. Our interest costs were impacted by the general rise in floating interest rates during 2017. In April 2017, we entered into interest rate swaps to fix $100.0 million of debt at a rate of 3.4%, which was previously at floating rates. This also had the impact of increasing our interest expense.

Other income for 2017 was $0.5 million, and was primarily comprised of earnings from equity investments.

Our consolidated income tax rate for 2017 was 41% versus 34% in 2016. The tax rate for 2017 was impacted by a $13.3 million charge to re-measure net deferred income tax assets at lower corporate tax rates enacted in the United States. Excluding the impact of the charge, the tax rate for 2017 was 32%, slightly lower than 2016, reflecting the benefit of (i) the geographic mix of earnings favoring lower tax rate jurisdictions and (ii) taxable income generated by entities on which full valuation allowances were previously recorded.

Net earnings were $92.1 million in 2017, compared to $91.6 million in the prior year. Net earnings increased due to business acquisitions completed during 2017 as well as growth in revenues attributable to internal sources, largely offset by the impact of the $13.3 million tax charge noted above.

The Americas region’s revenues totalled $1.31 billion for the year compared to $1.02 billion in the prior year, which equated to a 28% increase on a local currency basis (28% in the reporting currency). Revenue growth was comprised of 20% from acquired businesses and 8% internal growth. Internal growth for the year was evenly weighted among all three service lines. Adjusted EBITDA was $122.5 million, up 15% from the prior year and impacted by investments in people to strengthen operations and add service line capabilities, as well as the impact of an increase in contribution to revenue from lower margin operations in the US. Operating earnings were $86.7 million, relative to $85.3 million in 2016, and were additionally impacted by amortization of intangible assets acquired in connection with business acquisitions.

EMEA region revenues totalled $521.3 million for the year compared to $474.9 million in the prior year, which equated to a 9% increase on a local currency basis (10% in the reporting currency). Revenue growth was comprised of 6% from acquired businesses and 3% internal growth. Internal growth was concentrated in Sales Brokerage, primarily in the UK. Adjusted EBITDA was $69.4 million, versus $55.9 million in the prior year, and was boosted by a recovery in higher-margin Sales Brokerage revenues in the UK relative to the prior year, which was negatively impacted by the June 2016 “Brexit” referendum. Operating earnings were $47.9 million, versus $34.3 million in 2016.

Asia Pacific region revenues totalled $441.5 million for the year compared to $399.4 million in the prior year, which equated to a 9% increase on a local currency basis (11% in the reporting currency), with 1% from a recently completed business acquisition and 8% from internal growth with contributions from all three service lines. Adjusted EBITDA was $62.0 million, up from $51.4 million in the prior year, an increase of 21%, aided by higher revenues and operational improvements in Asia. Operating earnings were $55.7 million, up from $45.6 million in the prior year.

Global corporate costs as presented in adjusted EBITDA were $11.6 million in the year, versus $11.0 million in the prior year, with the increase attributable to higher performance-based management incentive compensation accruals. The operating loss for the year was $23.5 million versus $19.0 million in 2016 and was additionally impacted by higher acquisition-related items and restructuring costs.

Impact of US Tax Reform

On December 22, 2017, the Tax Cuts and Jobs Act was enacted in the United States (“US Tax Reform”), lowering US corporate income tax rates as of January 1, 2018. The impact of US Tax Reform on the Company is an increase in income tax expense of $13.3 million ($0.34 per common share) for the year ended December 31, 2017 due to the re-measurement of US net deferred income tax assets at lower enacted corporate tax rates. The Company believes that presenting the Company’s results excluding the 2017 impact of US Tax Reform is meaningful as excluding this non-recurring, non-cash item increases the comparability of period-to-period results (see “Reconciliation of non-GAAP financial measures” below).

US Tax Reform is expected to favourably impact the Company’s consolidated income tax rate going forward. For 2018, assuming a consistent geographical mix of earnings, a consolidated income tax rate of 30-32% is expected.

Selected annual information - last five years

(in thousands of US$, except share and per share amounts)

	Year ended December 31
	2017	2016	2015	2014	2013

Operations
Revenues	$2,275,362	$1,896,724	$1,721,986	$1,582,271	$1,306,538
Operating earnings	166,827	146,173	80,384	78,156	42,384
Net earnings from continuing operations	92,132	91,571	39,915	53,909	22,881
Net earnings from discontinued operations	-	-	1,104	23,807	3,280
Net earnings	92,132	91,571	41,019	77,716	26,161

Financial position
Total assets	$1,441,925	$1,194,779	$1,092,421	$1,639,427	$1,443,511
Long-term debt	249,893	262,498	260,947	493,348	372,794
Redeemable non-controlling interests	145,489	134,803	139,592	230,992	222,073
Shareholders' equity	289,457	212,513	149,493	233,215	249,049

Common share data
Net earnings (loss) per common share:
Basic
Continuing operations	$1.27	$1.76	$0.60	$0.54	$(0.74)
Discontinued operations	-	-	0.03	0.66	0.10
	1.27	1.76	0.63	1.20	(0.64)
Diluted
Continuing operations	1.25	1.75	0.59	0.54	(0.74)
Discontinued operations	-	-	0.03	0.65	0.10
	1.25	1.75	0.62	1.19	(0.64)
Weighted average common shares outstanding (thousands)
Basic	38,830	38,596	37,196	35,917	32,928
Diluted	39,308	38,868	37,586	36,309	33,262
Cash dividends per common share	$0.10	$0.09	$0.20	$0.40	$0.20

Other data
Adjusted EBITDA	$242,275	$203,062	$181,334	$146,772	$104,988
Adjusted EPS	3.11	2.44	2.29	1.83	1.10

On June 1, 2015, the predecessor to our Company, FirstService Corporation (“Old FSV”), completed a plan of arrangement (the “Spin-off”) which separated Old FSV into two independent publicly traded companies – Colliers International Group Inc., a global leader in commercial real estate services and new FirstService Corporation (“FirstService”), a North American leader in residential property management and related services. Under the Spin-off, Old FSV shareholders received one Colliers share and one FirstService share of the same class as each Old FSV share previously held.

In conjunction with the Spin-off, the Residential Real Estate Services and Property Services segments of Old FSV were transferred to FirstService. Colliers, as the successor to Old FSV, retained the Commercial Real Estate Services segment of Old FSV. This MD&A presents the operating results of Colliers on a continuing operations basis for all periods presented. The FirstService operations are classified as discontinued operations.

Results of operations – fourth quarter ended December 31, 2017

Consolidated operating results for the fourth quarter ended December 31, 2017 were up significantly relative to the comparable prior year quarter from a combination of internal and acquired growth. Revenues were $734.2 million, up 28% (25% in local currency) relative to the prior year quarter, with revenue gains in all three geographic regions. Operating earnings for the fourth quarter ended December 31, 2017 were $83.9 million, up 10% and adjusted EBITDA was $101.1 million, up 12%.

Summary of quarterly results - years ended December 31, 2017 and 2016

(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4	Year

Year ended December 31, 2017
Revenues	$422,843	$544,217	$574,057	$734,245	$2,275,362
Operating earnings	10,877	40,578	31,423	83,950	166,828
Net earnings	5,506	25,522	18,316	42,788	92,132
Diluted net earnings per common share	-	0.28	0.11	0.86	1.25

Year ended December 31, 2016
Revenues	$376,108	$482,536	$462,052	$576,028	$1,896,724
Operating earnings	8,867	37,624	23,627	76,055	146,173
Net earnings	4,032	23,756	13,463	50,320	91,571
Diluted net earnings (loss) per common share	(0.19)	0.55	0.24	1.14	1.75

Other data
Adjusted EBITDA - 2017	$29,289	$59,607	$52,246	$101,133	$242,275
Adjusted EBITDA - 2016	22,184	52,795	37,643	90,440	203,062
Adjusted EPS - 2017	0.33	0.76	0.61	1.41	3.11
Adjusted EPS - 2016	0.19	0.63	0.40	1.22	2.44

Operating outlook

The purpose of this operating outlook is to outline management’s growth strategy as well as expectations for 2018, based on information available as of the date of this MD&A. Readers are cautioned that the information contained in this operating outlook may not be appropriate for other purposes and should refer to the “Forward-looking statements and risks” section of this MD&A for the material risk factors that could cause actual results to differ materially.

We are committed to a long-term growth strategy, for the five years ending in 2020, that includes average internal revenue growth in the 5% range, combined with acquisitions to build each of our service platforms, resulting in targeted average annual growth in revenues, adjusted EBITDA and adjusted EPS of 15%. Economic conditions will negatively or positively impact these percentage growth rates in any given year.

Our expectations for 2018 are for mid to high single digit year-over-year local currency revenue gains across most regions derived from (i) favorable market conditions, including steady to increasing pricing in leasing and sales transactions, supported by modest economic growth and continuing capital availability; (ii) improved revenue productivity per employee; (iii) market share gains from recruitment of incremental revenue producing employees and (iv) contribution to revenue from business acquisitions completed to date. Earnings are expected to benefit from a modest ongoing increase in operating margins from operating leverage, as well as a lower consolidated income tax rate resulting from US Tax Reform.

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on sales brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These sales brokerage operations comprised approximately 32% of 2017 consolidated revenues (2016 - 30%). Variations can also be caused by business acquisitions or dispositions which alter the consolidated service mix.

Liquidity and capital resources

The Company generated cash flow from operating activities of $212.9 million for the year ended December 31, 2017, relative to $156.3 million in the prior year. Operating cash flow, which grew by 36%, was favourably impacted by the strong operating results for the year ended December 31, 2017. We believe that cash from operations and other existing resources, including our revolving credit facility described below, will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at December 31, 2017 was $141.4 million, versus $149.4 million at December 31, 2016. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. We are in compliance with the covenants contained in our agreement relating to our revolving credit facility as at December 31, 2017 and, based on our outlook for 2018, we expect to remain in compliance with these covenants. We had $444.7 million of available unused credit under our revolving credit facility as of December 31, 2017.

On January 18, 2017, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a committed unsecured multi-currency revolving credit facility (the “Facility”) of $700.0 million, replacing the prior secured credit facility of $525.0 million. The Facility has a 5-year term ending January 18, 2022. The Facility bears interest at floating reference rates plus an applicable margin of 1.50% to 2.75% depending on certain leverage ratios, and requires a commitment fee of 0.30% to 0.55% of the unused portion depending on certain leverage ratios, with all pricing unchanged from the prior credit facility. At any time during the term, we have the right to increase the Facility by up to $150.0 million, on the same terms and conditions as the original Facility.

The Company’s Board of Directors declared two semi-annual dividends of $0.05 per common share (being the Subordinate Voting Shares together with the Multiple Voting Shares) during 2017, unchanged from the prior year semi-annual amounts. These dividends are paid in cash after the end of the second and fourth quarters to shareholders of record on the last business day of the quarter. The Company’s policy is to pay dividends on its common shares in the future, subject to the discretion of our Board of Directors. Total common share dividends paid by the Company during 2017 were $3.9 million.

During 2017, we invested cash in acquisitions as follows: an aggregate of $58.7 million (net of cash acquired) in seven new business acquisitions, $11.2 million in contingent consideration payments related to previously completed acquisitions, and $37.0 million in acquisitions of redeemable non-controlling interests.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $91.5 million as at December 31, 2017 (December 31, 2016 - $72.8 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to November 2021. We estimate that, approximately 85% of the contingent consideration outstanding as of December 31, 2017 will ultimately be paid.

Capital expenditures for 2017 were $39.5 million (2016 - $25.0 million), which consisted primarily of investments in offices and information technology systems.

During 2017, we distributed $20.8 million (2016 - $16.5 million) to non-controlling shareholders of subsidiaries, in part to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities.

The following table summarizes our contractual obligations as at December 31, 2017:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$247,902	$1,303	$188	$246,411	$-
Interest on long term debt	32,683	8,106	16,122	8,455	-
Capital lease obligations	1,991	1,123	854	14	-
Contingent acquisition consideration	50,300	18,657	29,094	2,549	-
Operating leases	356,159	81,727	127,662	82,761	64,009
Purchase commitments	6,691	5,418	1,273	-	-

Total contractual obligations	$695,726	$116,334	$175,193	$340,190	$64,009

At December 31, 2017, we had commercial commitments totaling $10.3 million comprised of letters of credit outstanding due to expire within one year.

In order to effectively manage our corporate risk and support our global insurance program, we supplement our commercial insurance placements with the use of a wholly-owned captive insurance company to provide deductible buy down policies for our global professional indemnity and US workers’ compensation programs. The level or risk retained by our captive insurance company with respect to professional indemnity claims is up to $0.5 million per claim, inclusive of commercial market self-insured retentions. Professional indemnity insurance claims can be complex and take a number of years to resolve. Within our captive insurance company, we estimate the ultimate cost of these claims by way of specific claim accruals developed through periodic reviews of the circumstances of individual claims, validated annually by a third party actuary. As of December 31, 2017, there were claims which would result in reported loss reserve amounts and claims settlements of $1.0 million. We have a third party “stop loss” insurance policy in place for professional indemnity coverages insured through the captive insurance company. Historically our workforce has experienced fewer workers’ compensation claims than is expected for our industry. Beginning on January 1, 2015, our captive insurance company began to retain the first $0.1 million in US-based workers’ compensation claims. As of December 31, 2017, reported loss reserves for this policy were $0.1 million.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $129.1 million as of December 31, 2017. The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at December 31, 2017, the RNCI recorded on the balance sheet was $145.5 million. The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share for 2017 would be $1.00, and the accretion to adjusted EPS would be $0.43.

Critical accounting estimates

Critical accounting estimates are those that we deem to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified seven critical accounting estimates, which are discussed below.

1.	Revenue recognition. We earn revenues from brokerage transaction commissions, advisory fees, property management fees and project management fees. Some of the contractual terms related to the process of earning revenue from these sources, including potentially contingent events, can be complex and may require us to make judgments about the timing of when we should recognize revenue. Changes in judgments could result in a change in the period in which revenues are reported.

2.	Goodwill. Goodwill impairment testing involves assessing whether events have occurred that would indicate potential impairment and making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have three reporting units determined with reference to geography. Goodwill is attributed to the reporting units at the time of acquisition. Estimates of fair value can be impacted by sudden changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. When events have occurred that which would suggest a potential decrease in fair value, the determination of fair value is done with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

3.	Business combinations. The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and management judgment, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships, different amounts of intangible assets and related amortization could be reported.

4.	Deferred income tax assets. Deferred income tax assets arise primarily from the recognition of the benefit of certain net operating loss carry-forwards. We must weigh the positive and negative evidence surrounding the future realization of the deferred income tax assets to determine whether a valuation allowance is required, or whether an existing valuation allowance should remain in place. These determinations, which involve projections of future taxable income, require significant management judgment. Changes in judgments, in particular of future taxable earnings, could result in the recognition or de-recognition of a valuation allowance which could impact income tax expense materially.

5.	Contingent acquisition consideration. Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled. The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of adjusted EBITDA) during a one to five year period after the acquisition date. Significant estimates are required to measure the fair value of contingent consideration, including forecasting profits for the contingency period and the selection of an appropriate discount rate.

6.	Uncertain tax positions. In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination by tax authorities based upon an evaluation of the facts and circumstances at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a tax authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

7.	Allowance for uncollectible accounts receivable. Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment. Actual collections may differ from our estimates. A 10% increase in the accounts receivable allowance as of December 31, 2017 would increase bad debt expense by $2.9 million.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items (including transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense); (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

(in thousands of US$)	Year ended December 31
	2017	2016

Net earnings	$92,132	$91,571
Income tax	63,300	47,829
Other income, net	(500)	(2,417)
Interest expense, net	11,895	9,190
Operating earnings	166,827	146,173
Depreciation and amortization	52,992	44,924
Acquisition-related items	14,927	3,559
Restructuring costs	3,104	5,127
Stock-based compensation expense	4,425	3,279
Adjusted EBITDA	$242,275	$203,062

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) income tax expense on enactment of US Tax Reform; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) acquisition-related items; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

(in US$)	Year ended December 31
	2017	2016

Diluted net earnings per common share	$1.25	$1.75
Non-controlling interest redemption increment	0.58	0.09
Income tax expense on enactment of US Tax Reform	0.34	-
Amortization of intangible assets, net of tax	0.43	0.35
Acquisition-related items	0.34	0.08
Restructuring costs, net of tax	0.06	0.09
Stock-based compensation expense, net of tax	0.11	0.08
Adjusted earnings per share	$3.11	$2.44

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

Impact of recently issued accounting standards

Recently adopted accounting guidance

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of all tax assets and liabilities by no longer requiring an allocation between current and non-current. All deferred tax assets and liabilities, along with any related valuation allowance are to be classified as non-current on the balance sheet. The Company adopted this ASU effective January 1, 2017 using the retrospective transition method. The impact of the change on the December 31, 2016 consolidated balance sheet was to (i) reduce current deferred income tax assets by $18.3 million; (ii) increase non-current deferred income tax assets by $13.8 million; (iii) reduce current deferred income tax liabilities by $0.4 million and (iv) reduce non-current deferred income tax liabilities by $4.1 million.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting. This ASU simplifies how share-based payments are accounted for and presented. Income tax expense is expected to be impacted as entities are required to record all of the tax effects related to share-based payments at settlement through the income statement. This standard removes the requirement to delay recognition of a windfall tax benefit until it reduces taxes payable and instead records the benefit when it arises. The standard also permits entities to make an accounting policy election for the impact of forfeitures by allowing them to be estimated, as required today, or recognized when they occur. The Company adopted this ASU effective January 1, 2017, using the modified retrospective transition method with (i) a cumulative effect adjustment of $0.5 million to decrease the deficit and (ii) the forfeiture rate continuing to be estimated.

Recently issued accounting guidance, not yet adopted

Beginning in May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, as well as several related ASUs (collectively, the “Revenue Guidance”). The Revenue Guidance clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards (“IFRS”). The Company will adopt the Revenue Guidance effective January 1, 2018 using the full retrospective transition method. The Company has assessed each of its revenue streams for the possible impact of the Revenue Guidance and based on the assessment, its application is expected to result in the following:

(i)	Acceleration of revenues that are based, in part, on future contingent events. Lease brokerage revenues in certain countries where the Company operates will be recognized earlier. Under the new guidance, the Company’s performance obligation will typically be satisfied upon lease execution, and therefore revenues that are earned under arrangements that contain future contingent events will be recognized earlier so long as it is not subject to significant risk of reversal. Under existing GAAP, such revenues are deferred until the related contingency (e.g. tenant occupancy) is resolved. This change will result in earlier recognition of revenue, the related cost of revenue and earnings. The Company estimates that the adoption of the standard will result in the recognition of additional revenue of $14.0 million with an associated increase to net earnings attributable to Company of $2.0 million for the year ended December 31, 2017. Related adjustments to income tax expense, contract assets, deferred income taxes and shareholders’ equity are also expected.

(ii)	An increase in the proportion of reimbursable expenses related to the Company’s property management activities accounted for as revenue on a gross basis. Under the new guidance, principal vs. agent indicators were revised with a focus on control over services provided by third-party service providers. Classification of revenue on a gross basis is expected to result in additional revenue of approximately $146.0 million with a corresponding increase in cost of revenue, with no impact on earnings, for the year ended December 31, 2017.
(iii)	Expanded disclosure related to revenue from contracts, particularly surrounding contract assets and liabilities.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This ASU affects all aspects of lease accounting and has a significant impact to lessees as it requires the recognition of a right-of use asset and a lease liability for virtually all leases including operating leases. In addition to balance sheet recognition, additional quantitative and qualitative disclosures will be required. The Company has catalogued and abstracted key terms of its leases and has selected a software solution to assist with the additional accounting and disclosures required. The Company’s assets and liabilities will be impacted by the recognition of a right-of-use asset and lease liability. Related balance sheet ratios will also be impacted. Covenant ratio calculations under the Company’s revolving credit facility will however not be impacted, as they will continue to be based on the accounting standards in place as of September 30, 2016. The Company will adopt this ASU effective January 1, 2019, using the modified retrospective transition method.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This ASU reduces diversity in how certain transactions are classified in the statement of cash flows. Under this guidance contingent consideration payments made soon after an acquisition’s closing date should be classified as cash outflows for investing activities. The Company is currently assessing the impact of this standard on its financial statements. The Company will adopt this ASU effective January 1, 2018, using the retrospective transition method.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations – Clarifying the Definition of a Business which clarifies and simplifies the definition of a business. Under this guidance, when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or group of similar assets), the assets acquired would not represent a business. This will likely result in more acquisitions being accounted for as asset purchases which impacts many areas of accounting such as acquisitions, disposals, goodwill impairment and consolidation. This standard is effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. The Company will adopt this ASU effective January 1, 2018, using prospective application.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other: Simplifying the Accounting for Goodwill Impairment to remove Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under this guidance, a goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The standard is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements.

In March 2017, the FASB issued ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which improves the presentation of benefit costs and changes disclosure requirements. The standard is effective for annual or interim period beginning after December 15, 2017, with early adoption permitted. The Company does not believe this guidance will have a material impact on its financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which increases the scope of hedge accounting for both financial and nonfinancial strategies. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact of this ASU on its financial statements and does not anticipate a material impact as the Company’s interest rate swaps are currently accounted for as cash flow hedges, are deemed to be effective as hedges and are already reported in other comprehensive income.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance the rules of the CSA, Old FSV elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, the Company is permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

Periodically we use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. As at the date of this MD&A, the Company had interest rate swap agreements to convert the LIBOR floating rate interest on $100.0 million of US dollar denominated debt to a fixed rate (see Note 19 to the Consolidated Financial Statements for a full description). Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than the payments which may be required to be made under the sale of control arrangement contained in the restated management services agreement with Colliers, Jayset Management CIG Inc. and Jay S. Hennick, (see Note 13 to the Consolidated Financial Statements for a full description).

Transactions with related parties

The Company has entered into office space rental arrangements and property management contracts with minority shareholders of certain subsidiaries. The business purpose of the transactions is to rent office space for the Company and to generate property management revenues for the Company. The recorded amount of the rent expense for the year ended December 31, 2017 was $0.4 million (2016 - $0.6 million). The recorded amount of the property management revenues for year ended December 31, 2016 was $0.6 million (2016 - $1.1 million. These amounts are settled monthly in cash, and are priced at market rates. The rental arrangements have fixed terms of up to 10 years. The property management contracts have terms of one to three years.

As at December 31, 2017, the Company had $8.1 million of loans receivable from non-controlling shareholders (2016 - $4.9 million). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 2.45%. These loans are due on demand or mature on various dates up to 2026, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 37,817,967 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 2,088,400 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 13, 2017, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 18, 2017 to July 17, 2018. The Company is entitled to repurchase up to 2,700,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2017 (the “Evaluation Date”). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in internal control over financial reporting

During the year ended December 31, 2017, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Spin-off risk

Although the Spin-off is complete, the transaction exposes Colliers to certain ongoing risks. The Spin-off was structured to comply with all the requirements of the public company “butterfly rules” in the Income Tax Act (Canada). However, there are certain requirements of these rules that depend on events occurring after the Spin-off is completed or that may not be within the control of Colliers and/or FirstService. If these requirements are not met, Colliers could be exposed to significant tax liabilities which could have a material effect on the financial position of Colliers. In addition, Colliers has agreed to indemnify FirstService for certain liabilities and obligations related to its business at the time of the Spin-off. These indemnification obligations could be significant. These risks are more fully described in the Management Information Circular of Old FSV dated March 16, 2015, which is available under Colliers’ SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The ability to attract new clients and to retain major clients and renew related contracts.
•	The ability to retain and incentivize advisors.
•	Increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar, UK pound and Euro denominated revenues and expenses.
•	Our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	The ability to execute on, and adapt to, information technology strategies and trends.
•	The ability to comply with laws and regulations related to our global operations, including real estate licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.

•	Political conditions, including political instability, elections, referenda, trade policy changes, immigration policy changes and any outbreak or escalation of hostilities or terrorism and the impact thereof on our business.
•	Changes in government laws and policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2017, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.